As filed with the Securities and Exchange Commission on December 14, 2004

                                                               FILE NO. 70-10247

                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                 AMENDMENT NO. 1

                                       TO

                                    FORM U-1

                             APPLICATION-DECLARATION

                                      UNDER

                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                         ------------------------------

                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601


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                             Allegheny Energy, Inc.
                              800 Cabin Hill Drive
                              Greensburg, PA 15601

 (Name of top registered holding company parent of each applicant or declarant)

                  The Commission is requested to send copies of
                    all notices, orders and communications in
                       connection with this Amendment to:

David T. Fisfis                         Clifford M. (Mike) Naeve
Deputy General Counsel                  William C. Weeden
Allegheny Energy Supply Company, LLC    Paul Silverman
4350 Northern Pike - 4 North            Skadden, Arps, Slate, Meagher & Flom LLP
Monroeville, PA 15146                   1440 New York Avenue, NW
                                        Washington, D.C. 20005





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Allegheny Energy, Inc. hereby amends and restates in its entirety its U-1 application filed in this matter on September 3, 2004 as follows.

Item 1.   Description of Proposed Transactions

A. Introduction

          Allegheny Energy, Inc. ("Allegheny"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act") hereby files this Application-Declaration (the "Application") requesting Securities and Exchange Commission ("Commission") authorization under Section 12(d) of the Act and Rule 44 under the Act to sell to Buckeye Power Generating, LLC, ("Buckeye Power") an affiliate of Buckeye Power Inc., Allegheny's nine percent direct ownership interest in Ohio Valley Electric Corporation ("OVEC"), a public utility company under the Act.

B. Overview of the Applicant and Purchaser

          Allegheny is a diversified energy company, headquartered in Greensburg, Pennsylvania. Allegheny delivers electric energy to approximately
1.6 million customers in parts of Maryland, Ohio, Pennsylvania, Virginia, and West Virginia and natural gas to approximately 230,000 customers in West Virginia through the following wholly-owned regulated public utility companies:
West Penn Power Company ("West Penn"), The Potomac Edison Company ("Potomac Edison"), Monongahela Power Company ("Monongahela" and, together with West Penn and Potomac Edison, the "Operating Companies") and Mountaineer Gas Company ("Mountaineer").

          West Penn is subject to the regulation of the Pennsylvania Public Utility Commission. Potomac Edison is subject to the regulation of the Maryland Public Service Commission, the West Virginia Public Service Commission and the Virginia State Corporation Commission. Monongahela is subject to the regulation of the West Virginia Public Service Commission and the Public Utilities Commission of Ohio. Mountaineer is subject to the regulation of the West Virginia Public Service Commission as well.

          OVEC was formed in the early 1950s by a group of holding companies and utilities located in the Ohio Valley region in response to the request of the United States Atomic Energy Commission ("AEC") to supply the electric power and energy necessary to meet the needs of a uranium enrichment plant being built by the AEC in Pike County, Ohio. The holding companies that directly or indirectly own 10 percent or more of OVEC's stock, each of which is a registered holding company, are: Allegheny (12.5%),1 American Electric Power Company, Inc. ("AEP")


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1    In addition to the nine percent ownership interest in OVEC that is the subject of this Application, Allegheny owns another direct 3.5 percent interest in OVEC. Monongahela receives power from OVEC under an entitlement to power associated with this 3.5 percent interest. Allegheny is not proposing to transfer this 3.5 percent interest at this time.


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(44.2%) and FirstEnergy Corp. ("FirstEnergy") (20.5%).2

          OVEC owns two coal-fired generating stations: (1) the Kyger Creek Plant in Cheshire, Ohio, which has a generating capacity of 1,075 megawatts, and
(2) the Clifty Creek Plant in Madison, Indiana, which has a generating capacity of 1,290 megawatts and is owned by OVEC's wholly-owned subsidiary, Indiana-Kentucky Electric Corporation. Originally, the Department of Energy ("DOE") purchased essentially all of the generating capacity of OVEC's generating facilities. As a result of the DOE's termination of the DOE Power Agreement as of April 30, 2003, each of the Sponsoring Companies currently is entitled to its specified share of all net power and energy produced by OVEC's two generating stations.3

          Buckeye Power, Inc. is a member-owned generation and transmission cooperative based in Columbus, Ohio that supplies power and energy to all the electric distribution cooperatives that serve customers in Ohio. The certified service territory of these distribution cooperatives covers nearly 40 percent of the land area in the state and encompasses 77 of Ohio's 88 counties.

C. Proposed Transaction: Requested Authority

          On May 17, 2004, Allegheny signed a purchase agreement ("Purchase Agreement") under which Allegheny will sell a nine percent equity interest in OVEC, and Allegheny Energy Supply Company, LLC ("AE Supply") will assign its rights to nine percent of the power generated by OVEC, to Buckeye Power for $102 million in cash and the assumption of approximately $37 million in debt by Buckeye Power (the "Purchase Price"). Of the total cash component of the Purchase Price, $7,140,000 represents the price for the transfer of Allegheny's nine percent equity interest in OVEC, the transaction for which authority is


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2    The following is a complete list of owners of OVEC's stock: Allegheny
     (12.5%); AEP (39.9%); Cincinnati Gas & Electric Company (9.0%); Columbus Southern Power Company, a subsidiary of AEP (4.3%); The Dayton Power and Light Company (4.9%); Kentucky Utilities Company (2.5%); Louisville Gas and Electric Company (4.9%); Ohio Edison Company, a subsidiary of First Energy (16.5%); Southern Indiana Gas and Electric Company (1.5%); and The Toledo Edison Company, a subsidiary of First Energy (4.0%). Each of these companies is either an original owner of OVEC's stock or a successor to an original owner. These companies are referred to in this Application as the "Sponsoring Companies."

3 By letter dated September 29, 2000, the DOE notified OVEC that it had elected to terminate the DOE Power Agreement as of April 30, 2003. Allegheny understands that the DOE currently maintains its uranium enrichment plant in "cold standby" status and is exploring various options for the plant and the Ohio site. OVEC currently provides retail service to DOE through an "arranged power" agreement under which OVEC procures power and energy for DOE at cost from third parties.


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being sought in this Application. The remainder represents the price for the assignment of AE Supply's rights under the OVEC Inter-Company Power Agreement (the "OVEC Power Agreement") to nine percent of the power generated by OVEC.4 The assignment of these power contract rights is not subject to any section of the Act.

          The sale and assignment of these various interests is consistent with Allegheny's strategic goals of improving its financial strength by reducing debt and of refocusing its attention on the generation assets it owns and operates within the PJM Interconnection ("PJM") territory. Allegheny will use the net proceeds from the OVEC sale to reduce outstanding debt and for general corporate purposes.

Item 2. Fees, Commissions and Expenses

          The fees, commissions and expenses incurred or to be incurred in connection with this Application will be approximately $10,000.

Item 3. Applicable Statutory Provisions

A. Section 12(d) and Rule 44

          Allegheny considers Section 12(d) of the Act, and Rules 44 and 54 under the Act, to be applicable to the transactions proposed in this Application. To the extent that the proposed transactions are considered by the Commission to require authorization, exemption, or approval under any section of the Act or the rules and regulations other than those set forth above, Allegheny requests such authorization, exemption, or approval.

          Allegheny respectfully submits that the authorizations requested in this Application are in its best interest and are appropriate for the protection of investors and consumers. Allegheny further submits that the applicable provisions of the Act are satisfied and that no adverse findings are appropriate or necessary.

          Section 12(d) of the Act declares it unlawful for any registered holding company:

          to sell any security which it owns of any public-utility company, or any utility assets, in contravention of such rules and regulations or orders regarding the consideration to be received for such sale, maintenance of competitive conditions, fees and commissions, accounts, disclosure of interest, and similar matters as the Commission deems necessary or appropriate in the public interest or for the protection

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4    AE Supply will retain the right to nine percent of the power from OVEC until March 12, 2006, at which time Buckeye Power will begin to receive the power. The time for receipt of power by Buckeye Power may be accelerated upon occurrence of certain events relating to the financial condition of Allegheny.


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          of investors or consumers or to prevent the circumvention of the provisions of [the Act] or the rules, regulations, or orders thereunder.

          Rule 44 requires Commission approval for any sale by a registered holding company, directly or indirectly, to any person of utility assets or of the securities that such holding company owns in any public utility company.

          Allegheny determined to seek indications of interest for the sale of its nine percent interest in OVEC as part of its corporate strategy outlined above of reducing consolidated debt and refocusing its attention on the assets it owns and operates in PJM. The Purchase Price and other definitive terms for the sale of OVEC reflected in the Purchase Agreement - negotiated by representatives of the parties over a number of months - are the result of arm's-length bargaining, and the Purchase Price constitutes fair and adequate consideration for the sale and assignment of Allegheny's interests in OVEC, including the sale of the nine percent equity interest priced at for $7,140,000 that is the subject of this Application.

          After deciding to undertake this transaction, Allegheny initiated a right of first offer ("ROFO") process that the OVEC Power Agreement requires before the rights to power from OVEC can be assigned to a third party. This process afforded the OVEC Sponsoring Companies an opportunity to acquire Allegheny's equity interest and power rights at a price not greater than 7 1/2 percent above a third-party's price. The ROFO process took until June 6, 2004 to complete and did not result in the Allegheny interest being sold to one or more of the existing OVEC sponsors. As a result, the Purchase Price, including the component of that price that represents the equity interest that is the subject of this Application, appears to reflect fair value for Allegheny's nine percent interest in OVEC. Allegheny expects to realize an after-tax gain upon consummation of the transaction.

B. Rule 54

          Rule 54 promulgated under the Act states that in determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an exempt wholesale generator ("EWG") or a foreign utility company ("FUCO"), or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or a FUCO upon the registered holding company system if Rules 53(a), (b) or (c) are satisfied.

          Allegheny does not satisfy the requirements of Rule 53(a)(1). In prior orders, the Commission has authorized Allegheny to invest up to $2 billion in EWGs and FUCOs and found that such an investment would not have either of the adverse effects set forth in Rule 53(c). Holding Co. Act Release No. 27486 (Dec. 31, 2001) ("Financing Order"). As of September 30, 2004, Allegheny's "aggregate

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investment," as defined in Rule 53(a)(l), was approximately $129 million. These investments by Allegheny were made in compliance with the Financing Order.

          Allegheny is no longer in compliance with the financing conditions set forth in the Financing Order. In a subsequent order, however, the Commission authorized Allegheny to make additional investments in EWGs to the extent necessary to complete any project or desirable to preserve or enhance the value of Allegheny's investment therein or in connection with the qualification of an existing project as an EWG, as long as certain revised financing conditions were met, including a requirement that Allegheny maintain a common equity ratio of at least 28 percent. Holding Co. Act Release No. 27652 (Feb. 21, 2003). However, as reflected in Allegheny's unaudited financial statements, as of September 30, 2004, Allegheny's common equity ratio was 17.4 percent.5 As a result, Allegheny is no longer able to make any investments in EWGs and FUCOs, without further authorization from the Commission.

          Allegheny currently complies with, and will comply with, the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of the Allegheny system's domestic public-utility company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail regulatory commissions.

          None of the circumstances described in 53(b)(1) have occurred.

          The circumstances described in Rule 53(b)(2) and Rule 53(b)(3) have occurred.

          Allegheny respectfully submits that the requirements of Rule 53(c) are met. Allegheny believes that the requested authorization will not have a substantial adverse impact upon the financial integrity of Allegheny or the Operating Company. Moreover, the Operating Companies and their customers will not be adversely impacted by the requested relief. The ratio of common equity to

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5    For the third quarter of 2004, Allegheny recorded a $427.5 million consolidated net loss from discontinued operations that includes a non-cash asset impairment charge of $209.4 million pre-tax ($129.2 million after tax) from the previously announced sale of the Lincoln generating facility; a non-cash asset impairment charge of $35.1 million pre-tax ($20.7 million after tax) associated with the previously announced agreement to sell the West Virginia natural gas operations; and non-cash asset impairment charges of $445.4 million pre-tax ($274.7 million after tax) as a result of the previously announced decision to sell the Gleason and Wheatland generating facilities. Discontinued operations also included an after-tax loss of $2.9 million from operating results at these units. As a result of these charges, the unaudited common equity ratios for Allegheny and AE Supply, respectively, will decrease to 17.4 percent and 10.3 percent as of September 30, 2004. Allegheny notes, however, that its common equity ratio has improved somewhat since the recent issuance of $152 million of Common Stock.


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total capitalization of each of the Operating Companies will continue to be maintained at not less than 30 percent.6 Furthermore, the common equity ratios of the Operating Companies will not be affected by the proposed transactions. In addition, each of the Operating Companies is subject to regulation by state commissions that are able to protect utility customers within their respective states.

Item 4. Regulatory Approval

          The Federal Energy Regulatory Commission has jurisdiction over the transaction for which approval is being sought in this Application. Otherwise, no governmental agency, other than the Commission has jurisdiction over the transaction.

Item 5. Procedure

          Allegheny requests that the Commission issue and publish not later than September 24, 2004, the requisite notice under Rule 23 with respect to the filing of this Application, such notice to specify a date not later than October 19, 2004, by which comments may be entered and a date not later than October 29, 2004, as a date after which an order of the Commission granting this Application may be entered by the Commission.

          Applicant hereby (i) waives a recommended decision by a hearing officer (ii) waives a recommended decision by any other responsible officer or the Commission, (iii) consents that the Division of Investment Management may assist in the preparation of the Commission's decision, and (iv) waives a 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective.

Item 6. Exhibits and Financial Statements

A.   Exhibits

     B-1 Stock Purchase and ICPA Assignment Agreement, dated as of May 17, 2004, among Allegheny Energy, Inc., Allegheny Energy Supply Company, LLC, and Buckeye Power Generating, LLC (to be filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR ss. 250.104(b))

     B-2 First Amendment to Stock Purchase and ICPA Assignment Agreement, dated as of June 21, 2004, among Allegheny Energy, Inc., Allegheny Energy Supply Company, LLC, and Buckeye Power Generating, LLC (to be filed in paper copy; confidential treatment requested pursuant to Rule 104(b), 17 CFR ss. 250.104(b))


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6    The common equity ratios of the Operating Companies as of September 30,
     2004 are as follows: West Penn: 57.6 percent; Potomac Edison: 49.5 percent; and Monongahela Power: 36.0 percent.


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     D-1  Application to Federal Energy Regulatory Commission Requesting
          Authorization to Dispose of Jurisdictional Facilities under Section 203 of the Federal Power Act (incorporated by reference to the application filed by Allegheny in Federal Energy Regulatory Commission Docket No. EC04-135-000 on July 26, 2004)

     D-2 Order of the Federal Energy Regulatory Commission Approving the Disposition of Jurisdictional Facilities Under Section 203 of the Federal Power Act

     E    Proposed Form of Notice (previously filed)

     F-1  Form of Preliminary Opinion of Counsel

     F-2  Past tense opinion of counsel (to be filed by amendment)

B.   Financial Statements

     1.1 Consolidated Balance Sheet of Allegheny Energy, Inc. as of December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.2 Consolidated Statement of Income of Allegheny Energy, Inc. for the year ended December 31, 2003 (incorporated by reference to Allegheny's Form 10-K for the fiscal year ended December 31, 2003, File No. 1-267)

     1.3 Consolidated Balance Sheet of Allegheny Energy, Inc. as of September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2004, File No. 1-267)

     1.4 Consolidated Statement of Income of Allegheny Energy, Inc. for the three months ended September 30, 2004 (incorporated by reference to Allegheny's Form 10-Q for the three months ended March 31, 2004, File No. 1-267)

Item 7. Information as to Environmental Effects

          (a) The issuance of an order by the Commission with respect to the proposed transactions will not constitute a major federal action significantly affecting the quality of the human environment.

          (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.


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                                    SIGNATURE

          Pursuant to the requirements of the Public Utility Holding Company Act of 1935, Allegheny Energy, Inc. has duly caused this Application to be signed on its behalf by the undersigned thereunto duly authorized.



Date:    December 14, 2004

                                      Allegheny Energy, Inc.


                                      By:       /s/ David T. Fisfis
                                               ---------------------------------
                                               David T. Fisfis
                                      Title:   Deputy General Counsel




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